EXHIBIT 97.1

AINOS, INC.

Clawback Policy - Adopted November 8, 2023

1.0	OVERVIEW

In accordance with the applicable rules of The Nasdaq Stock Market inclusive of Rule 5608 (Recovery of Erroneously Awarded Compensation) (the “Nasdaq Rules”), Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (“Rule 10D-1”), the Compensation Committee of the Board of Directors (“the Compensation Committee”), and the Board of Directors (the “Board”) of Ainos, Inc. (the “Company”) has adopted this Policy (the “Policy”) to provide for the recovery of erroneously awarded Incentive-based Compensation from Executive Officers. All capitalized terms used and not otherwise defined herein shall have the meanings set forth below.

2.0	STATEMENT OF POLICY

The Company shall recover reasonably promptly the amount of erroneously awarded Incentive-Based Compensation in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (the “Restatement”).

The Company shall recover erroneously awarded Incentive-Based Compensation in compliance with this Policy except to the extent provided under the section entitled “Exceptions” herein.

3.0	SCOPE OF POLICY

3.1	Persons Covered and Recovery Period. This Policy applies to all incentive-based compensation received by a person:

3.1.01	After beginning service as an executive officer;
3.1.02	Who served as an executive officer at any time during the performance period for that incentive-based compensation;
3.1.03	While the Company has a class of securities listed on the Nasdaq Capital Market; and
3.1.04

During the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described in paragraph (b)(1) of Rule 5608 (the “Recovery Period”).

3.2	Look Back Period. Notwithstanding the above stated Recovery Period, the Company is only required to apply this Policy to Incentive-Based Compensation received on or after October 2, 2023.

3.3

Definition of Compensation “Received”. For purposes of this Policy, Incentive-Based Compensation shall be deemed “received” in the Company’s fiscal period during which the Financial Reporting Measure (as defined herein) specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

AINOS, INC. Clawback Policy - Adopted November 8, 2023

3.4

Transition Period. In addition to the Recovery Period, the Policy applies to any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years. However, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months shall be deemed a completed fiscal year.

The Company’s obligation to recover erroneously awarded incentive-based compensation is not dependent on if or when the restated financial statements are filed.

3.5	Determining Recovery Period. For purposes of determining the relevant Recovery Period, the date that the Company is required to prepare the Restatement is the earlier to occur of:

3.5.01

the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, and

3.5.02	the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

4.0	DETERMINATION OF RECOVERY

4.1

Recovery Amount. The amount of incentive-based compensation that is subject to this Policy is the amount of incentive-based compensation received that exceeds the amount of incentive- based compensation that otherwise would have been received had it been determined based on the restated amounts, and must be computed without regard to any taxes paid.

4.2

Recovery Based on Stock Price or Total Shareholder Return. For incentive-based compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement.

4.2.01

The amount shall be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the incentive-based compensation was received; and

4.2.02	The Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq.

5.0	EXCEPTIONS

The Company shall recover erroneously awarded compensation in compliance with this Policy except to the extent that the conditions of paragraphs 5.1, 5.2, and 5.3 of his Rule are met, and the Compensation Committee has made a determination that recovery would be impracticable.

AINOS, INC. Clawback Policy - Adopted November 8, 2023

5.1

Direct Expense Exceeds Recoverable Amount. The direct expense paid to a third party to assist in enforcing the policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on expense of enforcement, the Company must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover, and provide that documentation to Nasdaq.

5.2

Violation of Home County Law. Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on violation of home country law, the Company must obtain an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation, and must provide such opinion to Nasdaq.

5.3

Recovery from Certain Tax-Qualified Plans. Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

6.0

PROHIBITION AGAINST INDEMNIFICATION. The Company shall not be permitted to insure or indemnify any Executive Officer or former Executive Officer against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Policy. Further, the Company shall not enter into any agreement that exempts any Incentive-based Compensation that is granted, paid or awarded to an Executive Officer from the application of this Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date of this Policy).

7.0	DISCLOSURE REQUIREMENTS

The Company shall file all disclosures with respect to this Policy required by applicable U.S. Securities and Exchange Commission (the “SEC”) filings and rules.

8.0	ADMINISTRATION AND INTERPRETATION

This Policy shall be administered by the Compensation Committee , and any determinations made by the Compensation Committee shall be final and binding on all affected individuals.

The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy and for the Company’s compliance with Nasdaq Rules, Section 10D, Rule 10D-1 and any other applicable law, regulation, rule or interpretation of the SEC or Nasdaq promulgated or issued in connection therewith.

9.0	AMENDMENT; TERMINATION

The Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary. Notwithstanding anything in this paragraph to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rule or Nasdaq rule.

AINOS, INC. Clawback Policy - Adopted November 8, 2023

10.0	OTHER RECOVERY RIGHTS

This Policy shall be binding and enforceable against all Executive Officers and former Executive Officers and, to the extent required by applicable law or guidance from the SEC or Nasdaq, their beneficiaries, heirs, executors, administrators or other legal representatives. The Committee intends that this Policy will be applied to the fullest extent required by applicable law. Any employment agreement, equity award agreement, compensatory plan or any other agreement or arrangement with an Executive Officer shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Executive Officer to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation or rule or pursuant to the terms of any policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan, agreement or other arrangement.

11.0	DEFINITIONS

11.1

Executive Officer. An executive officer is the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy- making functions for the Company. Executive officers of the Company’s parent(s) or subsidiaries are deemed executive officers of the Company if they perform such policy making functions for the Company. Policy-making function is not intended to include policy-making functions that are not significant. Identification of an executive officer for purposes of this Rule would include at a minimum executive officers identified pursuant to 17 CFR 229.401(b).

11.2

Financial Reporting Measures. Financial reporting measures are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also financial reporting measures. A financial reporting measure need not be presented within the financial statements or included in a filing with the SEC.

11.3

Incentive-Based Compensation. Incentive-based compensation is any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure. Such compensation includes both cash-based and equity-based incentives.

11.4

Received. Incentive-based compensation is deemed received in the Company’s fiscal period during which the financial reporting measure specified in the incentive-based compensation award is attained, even if the payment or grant of the incentive-based compensation occurs after the end of that period.

12.0	EFFECTIVE DATE

This Policy was approved by the Compensation Committee on November 8, 2023 and is effective as of said date.

AINOS, INC. Clawback Policy - Adopted November 8, 2023

Exhibit A

ATTESTATION AND ACKNOWLEDGEMENT OF

THE AINOS, INC. CLAWBACK POLICY

AINOS, INC. Clawback Policy - Adopted November 8, 2023